PGIM PARTNERS GROUP PRIVATE MARKETS MULTI-ASSET FUND

655 BROAD STREET

NEWARK, NJ 07102

July 15, 2026

VIA EDGAR SUBMISSION – FORM DEL AM

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for PGIM Partners Group Private Markets Multi-Asset Fund: Registration Statement on Form N-2 (File Nos. 333-297301 and 811-24199)

Dear Ms. Ezra

Pursuant to Rule 473 under the Securities Act of 1933 (the Securities Act), as amended, on behalf of PGIM Partners Group Private Markets Multi-Asset Fund (the Registrant), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 (the Registration Statement) (File Nos. 333-297301 and 811-24199).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on July 7, 2026 (Accession No. 0002143075-26-00001).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey on the 15th day of July, 2026.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (973) 367-1675.

Sincerely yours,

/s/ George Hoyt
George Hoyt
Assistant Secretary
PGIM Partners Group Private Markets Multi-Asset Fund